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                              February 16, 2024

       Matthew Steele
       Chief Executive Officer
       Battalion Oil Corporation
       Two Memorial City Plaza
       820 Gessner Road, Suite 1100
       Houston, Texas 77024

                                                        Re: Battalion Oil
Corporation
                                                            Schedule 13E-3/A
filed February 12, 2024
                                                            File No. 005-79873
                                                            Revised Preliminary
Proxy Statement filed February 12, 2024
                                                            File No. 001-35467

       Dear Matthew Steele:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3/A filed February 12, 2024; PRER14A filed February 12,
2024

       General

   1. Refer to prior comment 1, which we reissue. We note that the Schedule 13E-3/A continues to state that
(emphasis added)    [c]ertain portions of this exhibit have been
                                                        redacted and separately
filed with the SEC pursuant to a request for confidential
                                                        treatment.    This
disclosure appears to continue to be inaccurate, given that we have not received any such
request for confidential treatment. Please promptly file the confidential treatment request, or
file the exhibits in unredacted form.
   2.                                                   Refer to prior comment
4, which we reissue in part. We note that    Oaktree Fund GPI,
                                                        L.P.    and    Oaktree
Fund GP I, L.P.    continue to be referenced in the Schedule 13E-3/A.
                                                        Please revise.
 Matthew Steele
FirstName  LastNameMatthew    Steele
Battalion Oil Corporation
Comapany16,
February   NameBattalion
              2024        Oil Corporation
February
Page 2 16, 2024 Page 2
FirstName LastName
3.       Refer to prior comment 5. The Stockholders    Agreement beginning on
page E-89 states
         that it was    made and entered into as of December 14, 2023.
However, disclosure on
         page 114 states that (emphasis added)    [i]n connection with the
transactions contemplated
         by the Merger Agreement, upon the consummation of the transactions contemplated by the Merger Agreement [...] Parent will enter into a Stockholders
Agreement.    Given this
         apparent discrepancy, please revise or advise.
4. Refer to prior comment 9, which we reissue in part. Please disclose the information required by Item 1003(c) of Regulation M-A, pursuant to Item 3 of
Schedule 13E-3, with
         respect to any person specified in Instruction C to the schedule who is a natural person.
         Provide such disclosure regarding, for example, the persons listed on page 127.
5. Refer to prior comments 21 and 22, which we reissue in part. We note the statement in
         your response letter that    [r]egarding Item 10(c), we believe the
existing disclosure is
         appropriate with respect to Houlihan Lokey fees and reimbursements, and that such
         disclosure is included    under    Miscellaneous    on page 7[1] of
the Preliminary Proxy
         Statement." However, the disclosure under    Miscellaneous,    as well
as the newly added
         disclosure under    Company Costs of the Merger    on page 81, does
not appear to have
         been incorporated by reference in Item 10(c) of the Schedule 13E-3. Please revise. In addition, please revise the disclosure on page 81 so as to make it fully responsive to Item
         1007(c) of Regulation M-A, which requires disclosure of a "reasonably itemized statement of all expenses [not merely "costs for outside advisors"]...incurred in connection with the transaction including, but not limited to, filing, legal, accounting and appraisal fees, solicitation expenses and printing costs... ." We note an $875,000 gap between the cited
         total of approximately $9.0 million and the sum of the few items that are listed. We also note that only $5.5 million in investment banking fees is disclosed here, which would appear to be something of an understatement given the disclosure on pages 71-72. Please revise or advise.
6. We note your disclosure on pages 8, 26 and 83 that (emphasis added) each share of the
         Company   s Series A Redeemable Convertible Preferred Stock [   ] will
be converted into
         the right to receive the consideration contemplated by the terms of such applicable series of preferred stock, which amounts are equal to approximately equal to $1,265 per
         preferred share       Please revise.
Background of the Merger, page 27

7.       We note your response to prior comment 12. However, we note the references to
         presentations by Houlihan Lokey during the course of entering into this transaction, including the references to multiple meetings before November 4, 2023, beginning on
         November 21, 2022. None of such presentations appear to have been filed. Please advise.
         Among other matters, your response should make clear whether Houlihan Lokey provided written materials to a filing person or its representatives during this time period. If so, but you do not believe those materials must be filed or described, your response should outline your views on why those materials are not materially related to the going private
 Matthew Steele
FirstName  LastNameMatthew    Steele
Battalion Oil Corporation
Comapany16,
February   NameBattalion
              2024        Oil Corporation
February
Page 3 16, 2024 Page 3
FirstName LastName
         transaction.
Rollover Sellers Reasons for the Merger; Fairness, page 57

8. Refer to prior comment 16, which we reissue. Disclosure on pages 58 and 59 indicates
         that the Rollover Sellers and the Parent Group    did not find it
practicable to, and did not
         [   ] consider the impracticability of determining a liquidation
value.    It is unclear what is
         meant by stating that such parties did not find it practicable to consider the impracticability of determining a liquidation value. Please revise, for clarity.
Position of the Members of the Parent Group as to the Fairness of the Merger, page 59

9.       We note your disclosure that the    members of the Parent Group
believe that the going
         private transaction and the Merger is fair to the Company   s
unaffiliated stockholders on
         the basis of the factors described under    Special Factors
Reasons for the Merger;
         Recommendations of the Special Committee and the Board; Fairness of the Merger.
         Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act
         Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Parent
         Group adopted the Board and Special Committee   s analyses and
conclusions as its own.
         Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of
         Regulation M-A and to address the factors listed in instruction 2 to
Item 1014.
10.      Please disclose the Parent Group   s reasons for undertaking the
transaction at this time, as
         opposed to at any other time. Refer to Item 7 of Schedule 13E-3 and
Item 1013(c) of
         Regulation M-A.
Opinion of Houlihan Lokey Capital, Inc., page 63

11.      We note the table beginning on page 69, which includes a column
labeled    Implied $ /
         EBITDA    and, other than the additional column, appears to be
identical to the table
         beginning on page 68. Accordingly, for clarity, please delete the first table, or advise.
         Please also revise to clarify precisely what the new column represents and also revise to clarify the footnotes, which use various abbreviations and shorthand whose meaning may be unclear to the reader.
Book Value Per Share, page 115

12.      We note your disclosure on page 115 that (emphasis added)    the
Rollover Sellers would
         own 14.7% of the post-closing equity of Parent through their ownership of approximately
         $69.0 [of] Parent preferred stock. Please revise.
Security Ownership of Certain Beneficial Owners and Management, page 139

13.      Refer to prior comment 25, which we reissue. We note your response
that the    Company
         has been advised [that] the [sic] Ruckus, Parent, Merger Sub or Mr. Little have any [sic]
 Matthew Steele
Battalion Oil Corporation
February 16, 2024
Page 4
         ownership of subject securities except for Mr. Little as disclosed on
page 139.    In this
         respect, please disclose, in the proxy statement, the aggregate number and percentage of subject securities that are beneficially owned by each person named in response to Item
         1003 of Regulation M-A. Such disclosure should include the persons specified in
         Instruction C to Schedule 13E-3. As referenced in prior comment 25, refer, as one example only, to the persons listed on page 127.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or David Plattner at 202-
551-8094.



FirstName LastNameMatthew Steele                              Sincerely,
Comapany NameBattalion Oil Corporation
                                                              Division of
Corporation Finance
February 16, 2024 Page 4                                      Office of Mergers
& Acquisitions
FirstName LastName